Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended March 31,
(U.S. dollars in thousands, except ratios)	2014	2013
Earnings:
Pre-tax income (loss) from continuing operations	$246,209	$366,792
Fixed charges	81,164	77,042
Distributed income of equity investees	98,006	11,716
Subtotal	$425,379	$455,550
Less: Non-controlling interests	346	82
Preference share dividends	35,413	35,660
Total earnings (loss)	$389,620	$419,808

Fixed charges:
Interest costs	$32,160	$26,136
Accretion of deposit liabilities	10,781	12,564
Rental expense at 30% (1)	2,810	2,682
Total fixed charges	$45,751	$41,382
Preference share dividends	35,413	35,660
Total fixed charges and preference dividends	$81,164	$77,042

Ratio of earnings to fixed charges	8.5	10.1

Ratio of earnings to combined fixed charges and preference dividends	4.8	5.4

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.